Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aspen Exploration Corporation
(Name of Issuer)

Common Stock, Par Value $0.005 Per Share
(Class of Securities)

045295300
(CUSIP Number)

Tymothi O. Tombar
2713 Crawford Street
Houston, Texas  77004
(713) 471-5585

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].





CUSIP No. 045295300
--------------------------------------------------------------------------------
(1)
Names of Reporting Persons:


Tymothi O. Tombar
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(2)
Check the appropriate box if a member of a group:


(a)  [  ]



(b)  [  ]
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(3)
SEC Use Only

--------------------------------------------------------------------------------
(4)
Source of Funds:


PF
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(5)
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).


[  ]
--------------------------------------------------------------------------------
(6)
Citizenship or place of organization:


U.S.
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Number of shares beneficially owned by each person with:
(7)

Sole voting power

Tymothi O. Tombar

421,929 Shares Common







(8)

Shared voting power

None









(9)

Sole dispositive power

Tymothi O. Tombar

421,929 Shares Common







(10)

Shared dispositive power

None



------------------------------------------------------------------------------

(11)
Aggregate amount beneficially owned by each reporting person.


Tymothi O. Tombar:
421,929 Shares Common
------------------------------------------------------------------------------
(12)
Check if the aggregate amount in row (11) excludes certain shares


[  ]
------------------------------------------------------------------------------
(13)
Percent of class represented by amount in Row (11)


5.8% (See Item 5 for calculation of outstanding shares.)
------------------------------------------------------------------------------
(14)
Type of reporting person:


IN
------------------------------------------------------------------------------








Item 1
Security and Issuer

This statement on Schedule 13D relates to common stock, par value $0.005 per share, of Aspen Exploration Corporation ("Aspen"), whose principal executive office is located at 2050 S. Oneida Street, Suite 208, Denver, Colorado 80224 2426. Aspen's common stock is traded on the Over the Counter Bulletin Board (symbol: ASPN).

Item 2
Identity and Background

This statement is filed by Tymothi O. Tombar, a natural person and U.S. citizen, whose principal residence is located at 2713 Crawford Street, Houston, Texas 77004. Mr. Tombar's principal occupation is as a private equity investor with Scotia Waterous (USA) Inc. ("SW"). SW's principal business is oil and gas financial services and its business address is 711 Louisiana Street, Suite 1400, Houston, Texas 77002. During the last five years, Mr. Tombar has not (a) been convicted in any criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3
Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by Mr. Tombar to purchase his shares of common stock of Aspen is approximately $422,700; all of these shares of Aspen stock were paid for using his personal funds. The Aspen stock was purchased in a number of open market transactions.

Item 4
Purpose of Transaction

Mr. Tombar acquired the shares of common stock of Aspen for investment purposes. Mr. Tombar noted the announcement and closing of the sale of substantially all of Aspen's assets to Venoco, Inc. which occurred on June 30, 2009 (the "Sale").

As Aspen currently has no active business operations and a significant amount of liquid assets, Mr. Tombar believes that there is broad shareholder support for the implementation of a plan of liquidation and distribution of substantially all of the proceeds from the Sale and Aspen's additional
liquid assets to Aspen's stockholders.   Mr. Tombar is considering several
stockholder resolutions in accordance with SEC Rule 14a-8 for inclusion in Aspen's proxy statement for its next meeting of stockholders. In the unlikely event of a delayed meeting of stockholders beyond the anticipated late October or November 2009, Mr. Tombar may acquire a sufficient number of additional shares of Aspen's stock or contact other shareholders with the intent of calling a special meeting to consider shareholder proposals and the election of new directors to the board of the corporation.

Except as set forth above, Mr. Tombar has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5
Interest in Securities of the Issuer

Person:
Tymothi O. Tombar
No. Shares Owned:
421,929 Shares of Common Stock
Percent of Outstanding shares
5.8%*


Common stock outstanding at May 15, 2009
7,259,622*

* Number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in Aspen's Form 10-Q for the quarter ended March 31, 2009.

Mr. Tombar has sole voting and dispositive power with respect to all Aspen shares owned by him.

Between May 22, 2009 and July 30, 2009, Mr. Tombar purchased 314,039 shares of Aspen common stock through several open market transactions for prices ranging from $0.79 to $0.93 per share. July 21, 2009 was the date upon which Mr. Tombar became a beneficial owner of more than five percent of the common stock of Aspen.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Tymothi O. Tombar



Date:  July 30, 2009

/s/ Tymothi O. Tombar